Filed pursuant to Rule 433

Registration No. 333-223191

March 19, 2018

HSBC Holdings plc

$1,750,000,000 6.500% Perpetual Subordinated Contingent Convertible Securities (Callable March 23, 2028 and Every Five Years Thereafter) (the “Securities”)

Pricing Term Sheet:

Issuer:	HSBC Holdings plc (“HSBC Holdings”)

Sole Structuring Adviser and Book-Running Manager:	HSBC Securities (USA) Inc. (“HSI”)

Joint Lead Managers:	ABN AMRO Securities (USA) LLC
BBVA Securities Inc. CIBC World Markets Corp. Commerz Markets LLC Danske Markets Inc.
Imperial Capital, LLC
ING Financial Markets LLC KBC Securities USA LLC.
Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC
Natixis Securities Americas LLC Santander Investment Securities Inc. UniCredit Capital Markets LLC

Structure:	Perpetual Subordinated Contingent Convertible Securities

Issuer Ratings:*	A2 (negative) (Moody’s) / A (stable) (S&P) / AA- (stable) (Fitch)

Issue Ratings:*	Baa3 (Moody’s) / BBB (Fitch)

Pricing Date:	March 19, 2018

Closing Date:	March 23, 2018 (T+4)

Maturity Date:	Perpetual, with no fixed maturity or fixed redemption date

Form of Offering:	SEC Registered Global

Over-allotment Option	HSBC Holdings has agreed to grant HSI, on behalf of the Joint Lead Managers (together with HSI, the “Underwriters”), an option to purchase up to an additional $175,000,000 principal amount (representing an increase of up to 10% of the aggregate principal amount) of Securities at the public offering price solely to cover over-allotments, if any. This over-allotment option is exercisable, at the discretion of HSI, on behalf of the Underwriters, once only, in whole or in part, prior to the Closing Date.

Selling Restrictions:	The Securities are not intended to be sold and should not be sold to retail investors in the European Economic Area (the “EEA”), as defined in the rules set out in the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015, as amended or replaced from time to time, other than in circumstances that do not and will not give rise to a contravention of those rules by any person. Prospective investors are referred to the section headed “Prohibition of sales to EEA retail investors” on page S-3 of the prospectus supplement.

The Securities are complex financial instruments and are not a suitable or appropriate investment for all investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Securities to retail investors. In particular, in June 2015, the Financial Conduct Authority published the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015, which set out certain rules and took effect from October 1, 2015 (the “PI Rules”). In addition, (i) on January 1, 2018, the provisions of Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) on key information documents for packaged retail and insurance-based investment products became directly applicable in all European Economic Area (“EEA”) member states and (ii) Directive 2014/65/EU (as amended,“MiFID II”) was required to be implemented in EEA member states by January 3, 2018. Together, the PI Rules, the PRIIPs Regulation and MiFID II are referred to as the “Regulations.”

The Regulations set out various obligations in relation to (i) the manufacturing and distribution of financial instruments and (ii) the offering, sale and distribution of packaged retail and insurance-based investment products and certain contingent write-down or convertible securities, such as the Securities.

Potential investors should inform themselves of, and comply with, any applicable laws, regulations or regulatory guidance with respect to any resale of the Securities (or any beneficial interests therein) including the Regulations.

HSBC Holdings and its subsidiary undertakings (“HSBC”) and some or all of the underwriters are required to comply with the Regulations. By purchasing, or making or accepting an offer to purchase, any Securities (or a beneficial interest in such Securities) from HSBC and/or any underwriter, each prospective investor represents, warrants, agrees with and undertakes to HSBC and its affiliates and each of the underwriters and their affiliates that: (1) it is not a retail client (as defined in MiFID II); (2) whether or not subject to the Regulations, it will not (A) sell or offer the Securities (or any beneficial interest therein) to retail clients (as defined in MiFID II) or (B) communicate (including the distribution of the prospectus supplement or the accompanying prospectus) or approve an invitation or inducement to participate in, acquire or underwrite the Securities (or any beneficial interests therein) where that invitation or inducement is addressed to or disseminated in such a way that it is likely to be received by a retail client (as defined in MiFID II). In selling or offering the Securities or making or approving communications relating to the Securities, it may not rely on the limited exemptions set out in the PI Rules; and (3) it will at all times comply with all applicable laws, regulations and regulatory guidance (whether inside or outside the EEA) relating to the promotion, offering, distribution and/or sale of the Securities (or any beneficial interests therein), including (without limitation) MiFID II and any other applicable laws, regulations and regulatory guidance relating to determining the appropriateness and/or suitability of an investment in the Securities (or any beneficial interests therein) by investors in any relevant jurisdiction.

Where acting as agent on behalf of a disclosed or undisclosed client when purchasing, or making or accepting an offer to purchase, any Securities (or any beneficial interests therein) from HSBC or any underwriter, the foregoing representations, warranties, agreements and undertakings will be given by and be binding upon both the agent and its underlying client. For the avoidance of doubt, the restrictions described above do not affect the distribution of the Securities in jurisdictions outside the EEA, such as the United States, provided that any distribution into the EEA complies with the PI Rules.

Notice to Investors:	Each securityholder (which, for these purposes, includes each beneficial owner) acknowledges that The Stock Exchange of Hong Kong Limited (the “HKSE”) and the Securities and Futures Commission of Hong Kong (the “SFC”) may request

HSBC Holdings to report certain information with respect to such securityholder (which may be obtained from the underwriters), including, among other things, such securityholder’s name, countries of operation and allotment sizes, that HSBC Holdings may provide the HKSE and the SFC with any such requested information with respect to such securityholder and that HSBC Holdings’ major securityholders (which may include those who have invested in the Securities) and their respective interests may be disclosed in HSBC Holdings’ annual and interim reports (which disclosure as of the date hereof would be required by those who have an interest in 5% or more of any class of HSBC Holdings’ voting shares, including any interest in unissued shares that may be issuable upon conversion of the Securities) and/or other public filings as may be required to be made in the future by HSBC Holdings in accordance with applicable stock exchange rules or regulatory requirements.

Transaction Details:

Principal Amount:	$1750,000,000

Benchmark Treasury:	UST 2.750% due February 15, 2028

Benchmark Treasury Price and Yield:	99-03; 2.855%

Spread to Benchmark:	+ 364.5bps

Re-offer Yield:	6.500%

Reference Mid-Market Swap Rate (term to first call date):	2.894%

Spread to Reference Mid-Market Swap Rate:	360.6 bps

Initial Fixed Coupon:	6.500%

Coupon Following Any Reset Date:	The sum of 360.6 bps and the applicable Mid-Market Swap Rate (as defined below) on the relevant Reset Determination Date, from (and including) each Reset Date to (but excluding) the immediately following Reset Date

Exchange Rate:	£1.00 = $1.403

Issue Price:	100.000%

Gross Fees:	1.000%

Net Price:	99.000%

Net Proceeds to Issuer:	$1,732,500,000

Interest Payment Dates:	Interest on the Securities, if any, will be payable in arrear on March 23 and September 23 of each year, beginning on September 23, 2018, subject to cancellation or deemed cancellation as described in the prospectus supplement.

Reset Date:	March 23, 2028 and each fifth anniversary date thereafter

Reset Determination Date:	Second business day immediately preceding a Reset Date

Mid-Market Swap Rate:	The Mid-Market Swap Rate Quotation (as defined below) that appears on Bloomberg page “ISDA 01” (or such other page as may replace such page on Bloomberg or such other information service, in each case, as may be nominated by the person providing or sponsoring the information appearing on such page for purposes of displaying comparable rates) (the “relevant screen page”) as of approximately 11:00 a.m. (New York time) on the relevant Reset Determination Date, all as determined by the calculation agent (the “Mid-Market Swap Rate”).

If no such rate appears on the relevant screen page for a five- year term, then the Mid-Market Swap Rate will be determined through the use of straight-line interpolation by reference to two rates, one of which will be determined in accordance with the above provisions, but as if the relevant Reset Period were the period of time for which rates are available next shorter than the length of the actual Reset Period and the other of which will be determined in accordance with the above provisions, but as if the relevant Reset Period were the period of time for which rates are available next longer than the length of the actual Reset Period.

If on any Reset Determination Date the relevant screen page is not available or the Mid-Market Swap Rate does not appear on the relevant screen page, the calculation agent will request the principal office in New York of four major banks in the swap, money, securities or other market most closely connected with the relevant Mid-Market Swap Rate (as selected by HSBC Holdings on the advice of an investment bank of international repute) (the “Reference Banks”) to provide it with its Mid-Market Swap Rate Quotation as of approximately 11:00 a.m. (New York time) on the relevant Reset Determination Date. If two or more of the Reference Banks provide the calculation agent with
Mid-Market Swap

Rate Quotations, the interest rate for the relevant Reset Period will be the sum of 3.606% and the arithmetic mean (rounded, if necessary, to the nearest 0.001% (0.0005% being rounded upwards)) of the relevant Mid-Market Swap Rate Quotations, as determined by the calculation agent. If only one or none of the Reference Banks provides the calculation agent with a Mid-Market Swap Rate Quotation, the interest will be determined to be the rate of interest as of the last preceding Reset Date or, in the case of the initial Reset Determination Date, 6.500%.

Mid-Market Swap Quotation:	A quotation (expressed as a percentage rate per annum) for the mean of the bid and offered rates for the fixed leg payable semi-annually (calculated on the basis of twelve 30-day months or, in the case of an incomplete month, the actual number of days elapsed, in each case assuming a 360-day year) of a fixed-for-floating interest rate swap transaction in US dollars which transaction (i) has a five-year term commencing on the relevant Reset Date, (ii) is in an amount that is representative for a single transaction in the US dollar swap rate market at 11:00 a.m. (New York time) with an acknowledged dealer of good credit in the swap market and (iii) has a floating leg based on six-month LIBOR (calculated on the basis of twelve 30-day months or, in the case of an incomplete month, the actual number of days elapsed, in each case assuming a 360-day year); provided that if (a) HSBC Holdings determines that LIBOR has ceased to be calculated or administered and (b) the Independent Financial Adviser (as defined below), or, if HSBC Holdings is unable to appoint the Independent Financial Adviser, HSBC Holdings (acting in good faith and a commercially reasonable manner), determines that another rate has replaced LIBOR in customary market usage for setting rates comparable to the Mid-Market Swap Rate (the “Alternative Base Rate”), then the Mid-Market Swap Rate Quotation will be the quotation for the mean of bid and offered rates determined as provided above but as if the reference to LIBOR was a reference to the Alternative Base Rate and with such adjustments (if any) as may in HSBC Holdings’ determination (after consultation with the Independent Financial Adviser if appointed as provided for above) be necessary to take account of any adjustment factor to make such rates comparable to rates quoted on the basis of LIBOR; provided further that if the determination of the Alternative Base Rate occurs less than five business days prior to the relevant Reset Determination Date, the rate of interest will be as of the last preceding Reset Date or, in the case of the initial Reset Determination Date, 6.500%.

HSBC Holdings will promptly give notice of the determination of the Alternative Base Rate and any adjustment factors to the trustee, the paying agent, the calculation agent and the securityholders.

By its acquisition of the Securities, each securityholder (which, for these purposes, includes each beneficial owner) will acknowledge, accept, consent and agree to be bound by the Independent Financial Adviser’s or HSBC Holdings’ determination of the Alternative Base Rate and any adjustment factors applied thereto, including as may occur without any prior notice from us and without the need for us to obtain any further consent from such securityholder.

“Independent Financial Adviser” means an independent financial institution of international repute or other independent financial adviser experienced in the international capital markets, in each case appointed by HSBC Holdings at its own expense.

Certain Other Terms and Information:

Terms which are defined in “Description of the Securities” included in the preliminary prospectus supplement dated March 19, 2018 relating to the Securities (the “prospectus supplement”) beginning on page S-49 of the prospectus supplement have the same meaning when used in this Pricing Term Sheet.

Discretionary Interest Payments:	HSBC Holdings will have sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date (the “Discretionary Interest Payment Right”).

Restrictions on Interest Payments:	Without prejudice to the Discretionary Interest Payment Right or the prohibition contained in Article 141(2) of CRD (as defined in the prospectus supplement under “Description of the Securities—Definitions”) (and any implementation of such provision in the UK or, as the case may be, any succeeding provision amending or replacing such Article or any such implementing provision) on the making of payments on the Securities before the Maximum Distributable Amount has been calculated, subject to the extent permitted in the following paragraph in respect of partial interest payments in respect of the Securities, HSBC Holdings will not make an interest payment on any interest payment date (and such interest payment will therefore be deemed to have been cancelled and thus will not be due and payable on such interest payment date) if:

(a) the amount of Relevant Distributions exceeds the amount of Distributable Items as of such interest payment date;

(b) the aggregate of (x) the interest amount payable in respect of the Securities and (y) the amounts of any distributions of the kind referred to in Article 141(2) of CRD (and any implementation of such provision in the UK or, as the case may be, any succeeding provision amending or replacing such Article or any such implementing provision) exceeds the Maximum Distributable Amount (if any) applicable to HSBC Holdings as of such interest payment date;

(c) the Solvency Condition is not satisfied in respect of such interest payment; or

(d) the Relevant Regulator orders HSBC Holdings to cancel (in whole or in part) the interest otherwise payable on such interest payment date.

HSBC Holdings may, in its sole discretion, elect to make a partial interest payment on the Securities on any interest payment date, only to the extent that such partial interest payment may be made without breaching the restriction in the preceding paragraph. For the avoidance of doubt, the portion of interest not paid on the relevant interest payment date will be deemed to have been cancelled and thus will not be due and payable on such interest payment date.

“Distributable Items” means the amount of HSBC Holdings’ profits at the end of the last financial year plus any profits brought forward and reserves available for that purpose before distributions to holders of the Securities and any Parity Securities and Junior Securities less any losses brought forward, profits which are non-distributable pursuant to the Companies Act 2006 (UK), as amended from time to time (the “Companies Act”) or other provisions of English law from time to time applicable to HSBC Holdings or its Memorandum and Articles of Association (its “Articles of Association”) and sums placed to non-distributable reserves in accordance with the Companies Act or other provisions of English law from time to time applicable to HSBC Holdings or its Articles of Association, those losses and reserves being determined on the basis of HSBC Holdings’ individual accounts and not on the basis of HSBC Holdings’ consolidated accounts.

“Junior Securities” means, in respect of the Securities, (i) any of HSBC Holdings’ ordinary shares or HSBC Holdings’ other securities that rank, or are expressed to rank, junior to the Securities in HSBC Holdings’ winding-up or administration as described in the prospectus supplement under “Description of the Securities—Subordination” and/or (ii) any securities issued by any other member of the HSBC Group where the terms of such securities benefit from a guarantee or support agreement entered into by HSBC Holdings that ranks, or is expressed to rank, junior to the Securities in HSBC Holdings’ winding-up or administration as described in the prospectus supplement under “Description of the Securities— Subordination” and/or (iii) any of HSBC Holdings’ capital instruments that qualify as common equity Tier 1 instruments under the Relevant Rules (as defined in the prospectus supplement under “Description of the Securities— Definitions”).

“Maximum Distributable Amount” means any applicable maximum distributable amount relating to HSBC Holdings required to be calculated in accordance with Article 141 of CRD (and any implementation of such provision in the UK or, as the case may be, any succeeding provision amending or replacing such Article or any such implementing provision).

“Parity Securities” means, (i) the most senior ranking class or classes of preference shares in HSBC Holdings’ capital from time to time and any other of HSBC Holdings’ securities ranking, or expressed to rank, pari passu with the Securities and/or such senior preference shares in HSBC Holdings’ winding-up or administration as described in the prospectus supplement under “Description of the Securities— Subordination,” and/or (ii) any securities issued by any other member of the HSBC Group where the terms of such securities benefit from a guarantee or support agreement entered into by HSBC Holdings which ranks or is expressed to rank pari passu with the Securities and/or such senior preference shares in HSBC Holdings’ winding-up or administration as described in the prospectus supplement under “Description of the Securities—Subordination.”

“Relevant Distributions” means, in relation to any interest payment date, the sum of (i) all distributions or interest payments made or declared by HSBC Holdings since the end of the last financial year and prior to such interest payment date on or in respect of any Parity Securities, the Securities and any Junior Securities and (ii) all distributions or interest payments payable by HSBC Holdings (and not cancelled or deemed to have been cancelled) on such interest payment date on or in respect of any Parity Securities, the Securities and any Junior Securities, in the case of each of (i) and (ii), excluding any payments already accounted for in determining the Distributable Items.

“Solvency Condition” means the condition that, other than in the event of HSBC Holdings’ winding-up or administration, as described in the prospectus supplement under “Description of the Securities—Subordination,” or with respect to the payment of the cash proceeds from any Conversion Shares Offer Consideration, as described in the prospectus supplement under “Description of the Securities— Automatic Conversion Upon Capital Adequacy Trigger Event— Conversion Shares Offer,” payments in respect of, or arising from, the Securities will be conditional (x) upon HSBC Holdings’ being solvent at the time of payment by it, and (y) in that no sum in respect of or arising from the Securities may fall due and be paid except to the extent that HSBC Holdings could make such payment and still be solvent immediately thereafter. For purposes of determining whether the Solvency Condition is met, HSBC Holdings will be considered to be solvent at a particular point in time if (x) it is able to pay its debts owed to Senior Creditors as they fall due and (y) the Balance Sheet Condition has been met.

Agreement to Interest Cancellation:	By its acquisition of the Securities, each securityholder (which, for these purposes, includes each beneficial owner) will acknowledge and agree that:

(a) interest is payable solely at HSBC Holdings’ discretion and no amount of interest will become due and payable in respect of the relevant interest period to the extent that it has been (x) cancelled (in whole or in part) by HSBC Holdings at its sole discretion and/or (y) deemed to have been cancelled (in whole or in part), including as a result of HSBC Holdings’ Distributable Items or the Maximum Distributable Amount being exceeded, failing to satisfy the Solvency Condition or an order from the Relevant Regulator; and

(b) a cancellation or deemed cancellation of interest (in each case, in whole or in part) in accordance with the terms of the Indenture and the Securities will not constitute a default in payment or otherwise under the terms of the Indenture or the Securities.

Capital Adequacy Trigger Event:	A “Capital Adequacy Trigger Event” will occur if at any time the end-point CET1 Ratio is less than 7.0%. Whether a Capital Adequacy Trigger Event has occurred at any time will be determined by HSBC Holdings, the Relevant Regulator or any agent of the Relevant Regulator appointed for such purpose by the Relevant Regulator.

“end-point CET1 Ratio” means, as of any date, the ratio of CET1 Capital to the Risk Weighted Assets, in each case as of such date, expressed as a percentage.

“CET1 Capital” means, as of any date, the sum, expressed in US dollars, of all amounts that constitute common equity Tier 1 capital of the HSBC Group as of such date, less any deductions from common equity Tier 1 capital required to be made as of such date, in each case as calculated by HSBC Holdings on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRR (or in any successor provisions thereto or any equivalent provisions of the Relevant Rules which replace or supersede such provisions) in accordance with the Relevant Rules applicable to HSBC Holdings as of such date (which calculation will be binding on the trustee, the paying agent and the securityholders). For the purposes of this definition, the term “common equity Tier 1 capital” will have the meaning assigned to such term in CRD IV (as the same may be amended or replaced from time to time) as interpreted and applied in accordance with the Relevant Rules then applicable to the HSBC Group or by the Relevant Regulator.

“Risk Weighted Assets” means, as of any date, the aggregate amount, expressed in US dollars, of the risk weighted assets of the HSBC Group as of such date, as calculated by HSBC Holdings on a consolidated basis and without applying the transitional provisions set out in Part Ten of the CRR (or in any successor provisions thereto or any equivalent provisions of the Relevant Rules which replace or supersede such provisions) in accordance with the Relevant Rules applicable to HSBC Holdings as of such date (which calculation will be binding on the trustee, the paying agent and the securityholders). For the purposes of this definition, the term “risk weighted assets” means the risk weighted assets or total risk exposure amount, as calculated by HSBC Holdings in accordance with the Relevant Rules.

Automatic Conversion upon a Capital Adequacy Trigger Event:	If a Capital Adequacy Trigger Event occurs, then an Automatic Conversion will occur without delay (but no later than one month following the date on which it is determined such Capital Adequacy Trigger Event has occurred), as described in the prospectus supplement under “Description of the Securities—Automatic Conversion Upon Capital Adequacy Trigger Event—Procedure—Automatic Conversion Procedure,” at which point all of HSBC Holdings’ obligations under the Securities will be irrevocably and automatically released in consideration of HSBC Holdings’ issuance of the Conversion Shares to the Conversion Shares Depository (or to the relevant recipient in accordance with the terms of the Securities) on the date on which the Automatic Conversion will take place, or has taken place, as applicable (such date, the “Conversion Date”), and under no circumstances will such released obligations be reinstated.

After a Capital Adequacy Trigger Event, subject to the conditions described in the prospectus supplement under “Description of the Securities—Automatic Conversion Upon Capital Adequacy Trigger Event—Procedure,” HSBC Holdings expects the Conversion Shares Depository to deliver to the securityholders on the Settlement Date (as defined in the prospectus supplement under “Description of the Securities— Definitions”) either (i) Conversion Shares or (ii) if HSBC Holdings elects, in its sole and absolute discretion, that a Conversion Shares Offer be made, the Conversion Shares Offer Consideration.

The Securities will not be convertible into Conversion Shares at the option of the securityholders at any time.

“Conversion Shares” means HSBC Holdings’ ordinary shares to be issued to the Conversion Shares Depository (or to the relevant recipient in accordance with the terms of the Securities) following an Automatic Conversion, which ordinary shares will be in such number as is determined by dividing the aggregate principal amount of the Securities outstanding immediately prior to the Conversion Date by the Conversion Price rounded down, if necessary, to the nearest whole number of ordinary shares. The “Conversion Price” is fixed initially at $3.7881and is subject to certain anti-dilution adjustments as described in the prospectus supplement under “Description of the Securities—Anti-dilution— Adjustment of Conversion Price and Conversion Shares Offer Price.” On the issue date, the Conversion Shares Offer Price and the Conversion Price will be equal (based on an exchange rate of £1.00 = $1.403).

“Conversion Shares Offer” means, HSBC Holdings’ election, at its sole and absolute discretion, that the Conversion Shares Depository make an offer of all or some of the Conversion Shares to all or some of HSBC Holdings’ ordinary shareholders at a cash price per Conversion Share equal to the Conversion Shares Offer Price, subject to the conditions described further in the prospectus supplement under “Description of the Securities—Automatic Conversion Upon Capital Adequacy Trigger Event—Procedure.”

“Conversion Shares Offer Price” is fixed initially at £2.70 and is subject to certain anti-dilution adjustments as described in the prospectus supplement under “Description of the Securities—Anti-dilution—Adjustment of Conversion Price and Conversion Shares Offer Price.” On the issue date, the Conversion Shares Offer Price and the Conversion Price will be equal (based on an exchange rate of £1.00 = $1.403).

“Conversion Shares Offer Consideration” means in respect of each Security (i) if all the Conversion Shares are sold in the Conversion Shares Offer, the pro rata share of the cash proceeds from such sale attributable to such Security converted from sterling (or any such other currency in which HSBC Holdings’ ordinary shares are denominated) into US dollars at the Prevailing Rate as of the date that is three Depository Business Days prior to the relevant Settlement Date as determined by the Conversion Shares Depository (less the pro rata share of any foreign exchange transaction costs) (the “pro rata cash component”), (ii) if some but not all of the Conversion Shares are sold in the Conversion Shares Offer, (x) the pro rata cash component and (y) the pro rata share of the Conversion Shares not sold pursuant to the Conversion Shares Offer attributable to such Security rounded down to the nearest whole number of Conversion Shares, and (iii) if no Conversion Shares are sold in a Conversion Shares Offer, the relevant Conversion Shares attributable to such Security rounded down to the nearest whole number of Conversion Shares, subject in the case of (i) and (ii)(x) above to deduction from any such cash proceeds of an amount equal to the pro rata share of any stamp duty, stamp duty reserve tax, or any other capital, issue, transfer, registration, financial transaction or documentary tax that may arise or be paid as a consequence of the transfer of any interest in the Conversion Shares to the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities) in order for the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities) to conduct the Conversion Shares Offer.

Agreement with Respect to a Capital Adequacy Trigger Event:	By its acquisition of the Securities, each securityholder (which, for these purposes, includes each beneficial owner) will (i) consent to all of the terms and conditions of the Securities, including (x) the occurrence of a Capital Adequacy Trigger Event and any related Automatic Conversion following a Capital Adequacy Trigger Event and (y) the appointment of the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities), the issuance of the Conversion Shares to the Conversion Shares Depository (or the relevant recipient in accordance with the terms of the Securities) and the potential sale of the Conversion Shares pursuant to a Conversion Shares Offer, (ii) acknowledge and agree that effective upon, and following, a Capital Adequacy Trigger Event, other than any amounts payable in the case of HSBC Holdings’ winding-up or the appointment of an administrator for HSBC Holdings’ administration as described in the prospectus supplement under “Description of the Securities—Subordination,” no securityholder will have any rights against HSBC Holdings with respect to repayment of the principal amount of the Securities or payment of interest or any other amount on or in respect of such Securities, in each case that is not due and payable, which liabilities will be automatically released, (iii) acknowledge and agree that events in, and related to, clause (i) may occur without any further action on the part of such securityholder (or beneficial owner), the trustee or the paying agent, (iv) authorize, direct and request DTC and any direct participant in DTC or other intermediary through which it holds such Securities to take any and all necessary action, if required, to implement the Automatic Conversion without any further action or direction on the part of such securityholder (or beneficial owner), the trustee or the paying agent and (v)

waive, to the extent permitted by the Trust Indenture Act of 1939, as amended, any claim against the trustee arising out of its acceptance of its trusteeship for the Securities, including, without limitation, claims related to or arising out of or in connection with a Capital Adequacy Trigger Event and/or any Automatic Conversion.

Agreement with Respect to the Exercise of UK Bail-in Power:	By its acquisition of the Securities, each securityholder (which, for these purposes, includes each beneficial owner) will acknowledge, accept, consent and agree, notwithstanding any other term of the Securities, the Indenture or any other agreements, arrangements or understandings between HSBC Holdings and any securityholder, to be bound by (a) the effect of the exercise of any UK bail-in power (as defined below) by the relevant UK resolution authority (as defined below) that may include and result in any of the following, or some combination thereof: (i) the reduction of all, or a portion, of the Amounts Due (as defined below); (ii) the conversion of all, or a portion, of the Amounts Due into HSBC Holdings’ or another person’s ordinary shares, other securities or other obligations (and the issue to, or conferral on, the securityholder of such ordinary shares, other securities or other obligations), including by means of an amendment, modification or variation of the terms of the Securities or the Indenture; (iii) the cancellation of the Securities; and/or (iv) the amendment or alteration of the redemption date of the Securities or amendment of the amount of interest payable on the Securities, or the interest payment dates, including by suspending payment for a temporary period; and (b) the variation of the terms of the Securities or the Indenture, if necessary, to give effect to the exercise of any UK bail-in power by the relevant UK resolution authority. No repayment or payment of Amounts Due will become due and payable or be paid after the exercise of any UK bail-in power by the relevant UK resolution authority if and to the extent such amounts have been reduced, converted, cancelled, amended or altered as a result of such exercise. Moreover, each securityholder (which, for these purposes, includes each beneficial owner) will consent to the exercise of the UK bail- in power as it may be imposed without any prior notice by the relevant UK resolution authority of its decision to exercise such power with respect to the Securities.

For the avoidance of doubt, the potential conversion of the Securities into shares, other securities or other obligations in connection with the exercise of any UK bail-in power by the relevant UK resolution authority is separate and distinct from an Automatic Conversion following a Capital Adequacy Trigger Event.

For these purposes, “Amounts Due” are the principal amount of, and any accrued but unpaid interest, including any Additional Amounts, on, the Securities. References to such amounts will include amounts that have become due and payable, but which have not been paid, prior to the exercise of any UK bail-in power by the relevant UK resolution authority;

For these purposes, a “UK bail-in power” is any write-down, conversion, transfer, modification, or suspension power existing from time to time under, and exercised in compliance with, any laws, regulations, rules or requirements in effect in the UK, relating to the transposition of the BRRD (as defined in the prospectus supplement under “Description of the Securities—Definitions”) or otherwise, including but not limited to the Banking Act and the instruments, rules and standards created thereunder, pursuant to which (i) any obligation of a regulated entity (or other affiliate of such regulated entity) can be reduced, cancelled, modified, or converted into shares, other securities, or other obligations of such regulated entity or any other person (or suspended for a temporary period); and (ii) any right in a contract governing an obligation of a regulated entity may be deemed to have been exercised. A reference to a “regulated entity” is to any BRRD Undertaking as such term is defined under the PRA Rulebook promulgated by the UK Prudential Regulation Authority (or any successor entity), as amended from time to time, which includes certain credit institutions, investment firms, and certain of their parent or holding companies, or any comparable future definition intended to designate entities within the scope of the UK recovery and resolution regime; and

For these purposes, the “relevant UK resolution authority” is any authority with the ability to exercise a UK bail-in power.

Special Event Redemption:	The Securities may be redeemed in whole (but not in part) at HSBC Holdings’ option upon the occurrence of a Tax Event or a Capital Disqualification Event (as defined in the prospectus supplement under “Description of the Securities— Redemption—Special Event Redemption”). In each case, the redemption price will be equal to 100% of the principal amount plus any accrued and unpaid interest to (but excluding)

the date of redemption (which interest will exclude any interest that is cancelled or deemed to have been cancelled as described in the prospectus supplement under “Description of the Securities—Interest—Interest Cancellation”).

Optional Redemption:	The Securities will not be redeemable at the option of the securityholders at any time.

.	The Securities may be redeemed in whole (but not in part) at HSBC Holdings’ option on any Reset Date at a redemption price equal to 100% of the principal amount plus any accrued and unpaid interest to (but excluding) the date of redemption (which interest will exclude any interest that is cancelled or deemed to have been cancelled as described in the prospectus supplement under “Description of the Securities—Interest— Interest Cancellation”).

Redemption Conditions:	Any redemption of the Securities is subject to the regulatory approval and other restrictions described in the prospectus supplement under “Description of the Securities— Redemption—Redemption Conditions.”

Subordination:	The Securities will constitute HSBC Holdings’ direct, unsecured and subordinated obligations, ranking equally without any preference among themselves. The Securities will be subordinated to the claims of Senior Creditors.

“Senior Creditors” means HSBC Holdings’ creditors (i) who are unsubordinated creditors; (ii) whose claims are, or are expressed to be, subordinated to the claims of HSBC Holdings’ unsubordinated creditors but not further or otherwise; or (iii) whose claims are, or are expressed to be, junior to the claims of HSBC Holdings’ other creditors, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the securityholders in a winding-up occurring prior to a Capital Adequacy Trigger Event. For the avoidance of doubt, holders of any of HSBC Holdings’ existing or future Tier 2 capital instruments will be Senior Creditors.

Governing Law:	The Indenture and the Securities will be governed by, and construed in accordance with, the laws of the State of New York, except that the subordination provisions of the Indenture and of the Securities will be governed by, and construed in accordance with, the laws of England and Wales. Any legal proceedings arising out of, or based upon, the Indenture or the Securities may be instituted in any state or federal court in the Borough of Manhattan in New York City, New York.

Day Count Convention:	30/360

Minimum Denominations:	$200,000 and integral multiples of $1,000 in excess thereof

Listing:	Application will be made to the Irish Stock Exchange for the Securities to be admitted to the Official List and to trading on the Global Exchange Market, which is the exchange regulated market of the Irish Stock Exchange.

Paying Agent:	HSBC Bank USA, National Association.

Calculation Agent:	HSBC Bank USA, National Association.

CUSIP:	404280 BP3

ISIN:	US404280BP39

*	A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-811-8049.

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